September 30, 2025

Cyril Wallace, Jr.
Chief Executive Officer
REED'S, INC.
501 Merritt 7 Corporate Park
Norwalk, Connecticut 06851

        Re: REED'S, INC.
            Draft Registration Statement on Form S-1
            Submitted September 26, 2025
            CIK No. 0001140215
Dear Cyril Wallace, Jr.:

        This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing